UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 12)

YPF Sociedad Anónima (the “Issuer”)

(Name of Issuer)

Class D Common Shares
Par value 10 pesos per share (the “Class D Shares”)
American Depositary Shares, Each Representing One Class D Share (the “ADSs”)

(Title of Class of Securities)

P9897X131 (Class D Shares); 984245100 (ADSs)

(CUSIP Number)

Grupo Petersen
Cerrito 740, 1o Piso
(C1010AAP) Buenos Aires
Argentina
Attn: Mr. Mauro R. Dacomo
+54 11 55 55 01 03

with a copy to:
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006
Attn: Andrés de la Cruz
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 16, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*      The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

CUSIP No. P9897X131(Class D); 984245100 (ADSs)	13D/A	Page 2 of 7

1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Enrique Eskenazi
Sebastián Eskenazi
Matías Eskenazi Storey
Ezequiel Eskenazi Storey
Petersen Energía, S.A.
Petersen Energia Inversora S.A.
Petersen Energía Inversora, S.A.
Petersen Energía Inversora Holdings, S.A.
Petersen Inversiones Spain, S.A.

CUSIP No. P9897X131(Class D); 984245100 (ADSs)	13D/A	Page 3 of 7

This Amendment No.12 (the “Twelfth Amendment”) amends the initial Schedule 13D (the “Schedule 13D”) filed on February 29, 2008, with the Securities and Exchange Commission (the “SEC”), by the Reporting Persons (as defined in the Schedule 13D), as amended, with respect to Class D Shares par value 10 Argentine pesos per share (the “Class D Shares”) and American Depositary Shares (“ADSs”) of YPF Sociedad Anónima (“YPF” or the “Issuer”), with each ADS representing one Class D Share.  Capitalized terms used but not otherwise defined in this Twelfth Amendment have the meaning ascribed to such terms in the Schedule 13D, as amended.

Item 4 of the Schedule 13D is hereby amended and supplemented to add the following:

Item4.                      Purpose of the Transaction

(d) The description contained herein supplements Item 4 in Schedule 13D and should be read in connection therewith.

                                On April 16, 2012, as a result of measures adopted by the Argentine Government, Messrs. Sebastián Eskenazi and Ignacio Cruz Morán were suspended in their positions as YPF's Chief Executive Officer and Chief Operating Officer, respectively, and members of YPF’s internal committees, as applicable.

CUSIP No. P9897X131(Class D); 984245100 (ADSs)	13D/A	Page 4 of 7

Exhibit Number	Description

99.1*	Share Purchase Agreement, dated February 21, 2008
99.2*	First Share Purchase and Sale Option Agreement, dated February 21, 2008
99.3*	Second Share Purchase and Sale Option Agreement, dated February 21, 2008
99.4*	Shareholders’ Agreement, dated February 21, 2008
99.5*	Seller Credit Agreement
99.6*	Senior Secured Term Loan Facility
99.7*	Chervil Loan Agreement
99.8*	General Deeds of Pledge
99.9*	Petersen PTY Loan Agreements
99.10*	Assignment of Dividend Rights Agreement, dated February 21, 2008
99.11*	Registration Rights Agreement, dated February 21, 2008
99.12*	Direct Agreement, dated February 21, 2008
99.13*	Supplemental Agreement, dated February 21, 2008
99.14*	Options Registration Rights Agreement, dated February 21, 2008
99.15*	Letter Agreement, dated February 21, 2008
99.16*	Letter Agreement, dated February 5, 2008
99.17*	Intercreditor Agreement, dated February 21, 2008
99.18*	Powers of Attorney
99.19*	Joint Filing Agreement
99.20**	Loan Agreement among Banco Santander, Purchaser, and Repsol dated June 6, 2008 (English translation)
99.21***	Guaranty Agreement among Banco Santander, Purchaser, and Repsol dated June 6, 2008 (English translation)
99.22***	First Option Stock Purchase Agreement among Repsol and certain of its affiliates, PEISA, and Petersen SA, dated November 12, 2008 (English translation)
99.23***	Pledge and Security Agreement among PEISA, Repsol, and The Bank of New York Mellon, dated November 12, 2008.
99.24****	Second Option Senior Secured Term Loan Facility dated May 3, 2011
99.25****	G&FS Loan Agreement, dated February 22, 2010
99.26****	New Deeds of Pledge, dated February 22, 2010
99.27****	Accession Agreement, dated December 30, 2009
99.28****	New Power of Attorney
99.29****	New Joint Filing Agreement
99.30*****	Second Option Seller Credit Agreement
99.31*****	Second Option Share Purchase Agreement
99.32*****	Second Option Intercreditor Agreement
99.33*****	Second Option Seller Pledge and Security Agreement
99.34*****	Second Option Security Agreement
99.35*****	Seller Promissory Note
99.36*****	Assignment of the Options Registration Rights Agreement

* Previously filed as an Exhibit to the Schedule 13D filed with the SEC on February 29, 2008.
** Previously filed as an Exhibit to Amendment No. 4 to Schedule 13D filed with the SEC on September 11, 2008.
*** Previously filed as an Exhibit to Amendment No. 8 to Schedule 13D filed with the SEC on November 12, 2008.
****Previously filed as an Exhibit to Amendment No. 10 to Schedule 13D filed with the SEC on May 5, 2011.
*****Previously filed as an Exhibit to Amendment No. 10 to Schedule 13D filed with the SEC on May 20, 2011.

CUSIP No. P9897X131(Class D); 984245100 (ADSs)	13D/A	Page 5 of 7

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Enrique Eskenazi

By: Mauro Renato José Dacomo Title: Attorney-in-Fact Sebastián Eskenazi	By: /s/ Mauro Renato José Dacomo Mauro Renato José Dacomo Attorney-in-Fact April 26, 2012

By: Mauro Renato José Dacomo Title: Attorney-in-Fact Matías Eskenazi Storey

By: Mauro Renato José Dacomo Title: Attorney-in-Fact
Ezequiel Eskenazi Storey
By: Mauro Renato José Dacomo Title: Attorney-in-Fact

CUSIP No. P9897X131(Class D); 984245100 (ADSs)	13D/A	Page 6 of 7

PETERSEN ENERGIA, S.A.

By: Mauro Renato José Dacomo
Title: Attorney-in-Fact

PETERSEN ENERGIA INVERSORA , S.A.

By: Mauro Renato José Dacomo
Title: Attorney-in-Fact

PETERSEN ENERGIA INVERSORA, S.A.

By: Mauro Renato José Dacomo
Title: Attorney-in-Fact

CUSIP No. P9897X131(Class D); 984245100 (ADSs)	13D/A	Page 7 of 7

PETERSEN ENERGÍA INVERSORA HOLDINGS, S.A.

By: Mauro Renato José Dacomo
Title: Attorney-in-Fact

PETERSEN INVERSIONES SPAIN, S.A.

By: Mauro Renato José Dacomo
Title: Attorney-in-Fact